Filed Pursuant to Rule 433

Registration Statement No. 333-238500

Supplementing the Prospectus

dated May 19, 2020 and

Preliminary Prospectus Supplement

dated September 14, 2022

CoStar Group, Inc. Announces Public Offering of Common Stock in

Conjunction with Inclusion into the S&P 500 Index

September 14, 2022

Washington, DC - CoStar Group, Inc. (NASDAQ: CSGP) (“CoStar”), a leading provider of online real estate marketplaces, information and analytics, announced today that in conjunction with the September 2, 2022 announcement by Standard & Poor’s (“S&P”) to include CoStar in the S&P 500 index, CoStar has commenced a public offering of $750 million of its common stock, representing approximately 9.79 million shares (based on the closing price on September 13, 2022 of $76.64). CoStar plans to market the offering primarily to S&P 500 index funds expected to have an interest in purchasing shares ahead of the date of CoStar’s inclusion in the S&P 500 index. CoStar believes the number of shares being offered represents only a limited portion of such expected index fund demand. S&P will add CoStar’s common stock to the S&P 500 index prior to the open of trading on September 19, 2022.

CoStar expects to use the net proceeds of the offering to fund all or a portion of the costs of any strategic acquisitions CoStar determines to pursue in the future, to finance the growth of its business and for working capital and other general corporate purposes. Goldman Sachs & Co. LLC and J.P. Morgan are acting as joint book-running managers for the offering.

The shares are being offered pursuant to an effective shelf registration statement that has been filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Before you invest, you should read the prospectus in the registration statement and other documents CoStar has filed with the SEC for more complete information about CoStar and this offering. Copies of the prospectus supplement and preliminary prospectus relating to the offering may be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone at (866) 471-2526, facsimile at (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering of these securities will be made only by means of the prospectus supplement and the accompanying prospectus.

About CoStar Group, Inc.

CoStar Group, Inc. (NASDAQ: CSGP) is a leading provider of online real estate marketplaces, information and analytics. Founded in 1987, CoStar conducts expansive, ongoing research to produce and maintain the largest and most comprehensive database of commercial real estate information. Our suite of online services enables clients to analyze, interpret and gain unmatched insight on commercial property values, market conditions and current availabilities. STR provides premium data benchmarking, analytics and marketplace insights for the global hospitality industry. Ten-X provides a leading platform for conducting commercial real estate online auctions and negotiated bids. LoopNet is the most heavily trafficked commercial real estate marketplace online. Apartments.com, ApartmentFinder.com, ForRent.com, ApartmentHomeLiving.com, Westside Rentals, AFTER55.com, CorporateHousing.com, ForRentUniversity.com and Apartamentos.com form the premier online apartment resource for renters seeking great apartment homes and provide property managers and owners a proven platform for marketing their properties. Homesnap is an industry-leading online and mobile software platform that provides user-friendly applications to optimize residential real estate agent workflow and reinforce the agent-client relationship. Homes.com offers real estate professionals advertising and marketing services for residential properties. Realla is the UK’s most comprehensive commercial property digital marketplace. BureauxLocaux is one of the largest specialized property portals for buying and leasing commercial real estate in France. CoStar Group’s websites attract tens of millions of unique monthly visitors. Headquartered in Washington, DC, CoStar Group maintains offices throughout the U.S., Europe, Canada and Asia. From time to time we plan to utilize our corporate website, www.costargroup.com, as a channel of distribution for material company information.

Forward-looking statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about CoStar’s plans, objectives, expectations and intentions, including expectations regarding S&P’s announcement of CoStar’s inclusion in the S&P 500 index and anticipated index fund demand for CoStar’s common stock, and other statements including words such as “hope,” “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Such statements are estimates reflecting our judgment, beliefs and expectations, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. More information about potential factors that could cause results or other outcomes to differ materially from those expressed or implied in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and preliminary prospectus supplement, dated September 14, 2022, each of which is filed with the SEC, including in the “Risk Factors” section of those filings, and the company’s other filings with the SEC available at the SEC’s website (www.sec.gov). CoStar assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors

Scott Wheeler

Chief Financial Officer

(202) 336-6920

swheeler@costar.com

Cyndi Eakin

Senior Vice President

(202) 346-6784

ceakin@costar.com

News Media

Matthew Blocher

CoStar Group

(202) 346-6775

mblocher@costar.com